Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-225889

July 24, 2019

Export Development Canada / Exportation et développement Canada (“EDC”)

C$500,000,000 1.650% Canadian Dollar Bonds due 2024

Final Term Sheet

July 24, 2019

Issuer:	Export Development Canada / Exportation et développement Canada

Title:	1.650% Canadian Dollar Bonds due 2024

Existing Long Term Issuer Ratings*:	Aaa Stable (Moody’s), AAA Stable (S&P)

Format:	SEC Registered

Size:	C$500,000,000

Trade Date:	July 24, 2019

Settlement Date:	July 31, 2019 (T+5)

Maturity Date:	July 31, 2024

Callable:	No, unless a change in the laws or regulations of Canada would require the payment by EDC of additional amounts on the bonds.

Interest Payment Dates:	Semi-annually on January 31 and July 31, commencing on January 31, 2020. Interest will accrue from July 31, 2019.

First Interest Payment Date:	January 31, 2020

Benchmark Canada Bond:	CAN 1.5% due September 1, 2024

Benchmark Canada Bond Spot and Yield:	100.69 / 1.359%

Spread to Canada Bond:	+31.5 bps

Yield to Maturity:	1.674%

Coupon:	1.650%, accruing from July 31, 2019

Price:	99.885% plus accrued interest, if any, from July 31, 2019

Day Count:	Actual/365 Canadian Bond Method

Specified Currency:	Canadian Dollars (“C$”)

Minimum Denomination:	C$5,000 and increments of C$5,000 in excess thereof

Listing:	Euro MTF Market of the Luxembourg Stock Exchange

Status:	The bonds will carry the full faith and credit of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

Use of Proceeds:

Upon issuance, an amount equal to the net proceeds of this issue of bonds (which proceeds may be converted into other currencies) will be credited by EDC to an account that will support EDC’s existing and future lending operations for Eligible Transactions (as defined below). The net proceeds will then be deducted from the account and added to EDC’s lending pool for disbursements made from that pool in respect of Eligible Transactions.

“Eligible Transactions” means all transactions (loans) funded in whole or in part by EDC in support of goods, services or projects as determined under the Green Bond Framework. Eligible Transactions will include, without limitation, those that are aimed at the preservation, protection or remediation of air, water or soil or the mitigation of climate change. For more information on the Green Bond Framework, see “Green Bond Framework” beginning on Page 2 of Exhibit 99.11 to Amendment No. 5 to EDC’s Annual Report on Form 18-K for the fiscal year ended December 31, 2014, as filed with the SEC on November 9, 2015.

Governing Law:	Province of Ontario / Canada

Business Days:	London, New York, Toronto

Representatives:	CIBC World Markets Inc. RBC Dominion Securities Inc. The Toronto-Dominion Bank

Co-Managers:

BMO Capital Markets Corp.

BNP Paribas (Canada) Securities Inc.

Casgrain & Company Limited

Crédit Agricole Corporate and Investment Bank

Desjardins Securities Inc.

HSBC Securities (Canada) Inc.

J.P. Morgan Securities plc

Merrill Lynch Canada Inc.

National Bank Financial Inc.

Scotia Capital Inc.

Billing and Delivering:	RBC Dominion Securities Inc.

Settlement:	CDS, Euroclear, Clearstream

CUSIP Number:	30216B HL9

ISIN:	CA30216BHL95

Reference Document:	Prospectus Supplement, subject to completion, dated July 24, 2019 and Prospectus dated December 10, 2018. https://www.sec.gov/Archives/edgar/data/276328/000119312519200765/d781693d424b5.htm

Legends:

If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive (2003/71/EC) (and amendments thereto, including Directive 2010/73/EU) (the “Prospectus Directive”), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended (including the Financial Services Act 2012)) in connection with the issue or sale of any Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted. This document is, for the purposes of Article 15 of the Prospectus Directive, not a prospectus but an advertisement. This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of bonds in any member state of the European Economic Area (a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to produce and publish a prospectus for offers of the bonds. Neither this document nor the prospectus supplement nor the base prospectus has been approved as a prospectus by a competent authority in any Relevant Member State and accordingly none is a prospectus for the purposes of the Prospectus Directive.

MiFID II professionals/ECPs – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

NOTIFICATION UNDER SECTION 309B(1)(C) OF THE SECURITIES AND FUTURES ACT (CHAPTER 289) OF SINGAPORE: The Instruments are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

* A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-800-282-0822 for CIBC World Markets Inc., 1-866-375-6829 for RBC Dominion Securities Inc. and 1-855-495-9846 for The Toronto-Dominion Bank.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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